I'll Be Next Door For Christmas



A Family Comedy

Brief Business Overview

This document and the information contained herein is provided solely for the purpose of acquainting the reader with the feature film project I'll Be Next Door For Christmas, to be produced by the That Christmas Movie LLC. This does not constitute an offer to sell, or a solicitation of an offer to purchase, securities. This business plan has been submitted on a confidential basis solely for the benefit of selected, highly qualified investors. By accepting delivery of this business plan, the recipient agrees that: (i) the recipient will not reproduce or distribute this confidential business plan without permission; and (ii) all of the information contained herein will be treated as confidential material and is for the person listed hereunder and their associates.

Any statement, estimate or projection as to events that may occur in the future (including, but not limited to, projections of revenue, expenses and net income) were not prepared with a view toward public disclosure or complying with any guidelines of the federal or state securities commission or any other guidelines regarding projected financial information. There is no guarantee that any of these statements, estimates or projections will be attained. Actual results may vary from the estimates and projections, and such variations may be material and adverse.

For Information Contact:
That Christmas Movie LLC
P.O. Box 50201, Studio City, CA, 91614
Email: Contact@ThatChristmasMovie.com



The Story
I'll Be Next Door For Christmas is a warmhearted, upbeat comedy about a 16-year-old girl who struggles against her family's over-the-top Christmas celebrations. When her out-of-state boyfriend decides to visit at Christmas, she's determined to spare him her family's Christmas craziness, so she hires actors to play her parents and stages a fake Christmas dinner in the empty house next door. What could go wrong?

Strategic Opportunity
The major motion picture studios **have mostly gotten out of the business of making PG-13 *family* Christmas *movies,*** and the cable TV channels show mostly substandard Christmas fare, lacking in originality. This has created a **vacuum in the marketplace**.

Solution Produce "*I'll Be Next Door For Christmas*," a witty and warmhearted Christmas movie with a PG-13 rating that appeals to family audiences, from ages 9 and up.

Business Model
Produce the film for under $1 million, and use the new disintermediation distribution model: release directly onto iTunes, Google Play, Hulu, and cable TV video-on-demand, thereby bypassing traditional distributors. This means profit participants will receive the biggest possible share of the income stream, since the film avoids paying the traditional 35% - 40% distribution fees.

Target Market
Audiences of comedies, Christmas movies, and family films. Ages 9 and up, with a concentration on teens and millennials.

Competitive Advantage
The vast experience of the production team, with **four Primetime Emmys and an Oscar**, ensures the film will be high quality on a very cost effective budget. Because of their contacts in the business, they are positioned to secure the best cast and crew, and make the most advantageous deals on equipment and location rental. Vendors and crew members are eager to work with producers who have employed them at full union rates in the past, and thus are usually amenable to working at lower rates on an independent film. Likewise, actors have existing relationships with management and can be asked to work for less than their normal rates. All these factors, plus decades of production experience in the the team, mean a high quality film at lower-than-usual cost.

Management Team



Executive Producer - **JAY KOGEN** has won **four Emmys** (and was nominated for fifteen) for his writing and producing on *Frasier* and *The Simpsons* (where he was part of the original writing team). He also won a Humanitas Prize for his *Frasier* episode *"There's Something About Dr. Mary."* Jay has spent the last few decades writing, producing, and directing shows such as *The Single Guy, Ned & Stacey, Frasier, Malcolm In The Middle, Everybody Loves Raymond, The George Lopez Show, Wanda At Large, The Class, The Troop, Happily Divorced, Kirstie,* and *See Dad Run.* He also wrote many pilots and got to make a few, like the series he recently created called *Wendell & Vinnie* for Nick@Nite.

Currently executive producer on the hit Nickelodeon show *The School of Rock,* Mr. Kogen's guiding hand and vast industry experience ensures a quality production.

Director/Writer/Producer **DAVID WILLIS.** Following a successful career in standup comedy and acting on TV shows like *Frasier*, he transitioned to screenwriting for hit network comedies like *Caroline in the City* and *Cybill.* He sold numerous screenplays and original comedy pilots, directing the most recent one. He's written and directed dozens of short films, music videos and plays. His warm, witty, and entertaining work has screened at many festivals and won numerous awards. The L.A. Weekly said his short film *The Disappearing Girl Trick* was *"a sly comedic masterpiece."*

Mr. Willis exhibits an innate understanding of pace and story, a cinematic visual style, and has a collaborative rapport with actors. Using these talents, he will convey the comedic and heartwarming family story of *I'll Be Next Door For Christmas* powerfully on the big screen.



Management Team (continued)

Casting Director / Producer - Winner of an Outstanding Achievement in Casting Award from the Casting Society of America, **GERALYN FLOOD** has cast studio and independent films, including the three major studio features: *Just Like Heaven, The Spiderwick Chronicles,* and *Ghosts of Girlfriends Past.*

She has also worked in casting for all of the major networks in the industry: **ABC, NBC, CBS, The CW, The WB, Disney, Nickelodeon,** etc. In addition to her TV credits on shows like *Frasier, According to Jim,* and dozens of others, Ms. Flood recently served as the casting director for Nickelodeon's *Big Time Rush* through its fourth season. Ms. Flood's experience and industry contacts ensure access to the best acting talent possible for *I'll Be Next Door For Christmas.*


MATTHEW
McCONAUGHEY
JENNIFER
GARNER
GHOSTS OF
GIRLFRIENDS
PAST

Line Producer **TOM SHELL** - He recently worked on movies for Lifetime and Hallmark, including *Crimes of the Mind, Next Stop Murder, Meddling Mom,* and *Golden Christmas 1 & 2.* The role of line producer is that of boots on the ground — maximizing every dollar of the budget and overseeing day-to-day operations to bring the picture in on time and under budget.

Composer - **DONALD MARKOWITZ** won the Academy Award & Golden Globe for Best Original Song for *(I've Had) The Time of My Life* for the motion picture *Dirty Dancing.* He'll bring his hit-making talent to the musical side of the project.


PATRICK SWAYZE • JENNIFER GREY
Dirty Dancing
First dance.
First love.
The time of your life.

The Market

The independent film market continues to prosper, pulling in $1.8 billion in the North American box office in 2016. Although there is no boilerplate for making a successful film, the film's probability of success is increased with a strong story, and then the right elements -- the right director and cast and other creative personnel. The filmmakers will attract the appropriate talent to make the film a success and distinguish it in the marketplace.

That Christmas Movie LLC feels strongly that *I'll Be Next Door For Christmas* will have the universal appeal to play to the mainstream audience.

Target Markets

Comedy Genre

The strategy of making films in well-established genres has been shown time and time again to be an effective one, as audiences know what to expect in a given genre. *I'll Be Next Door For Christmas* is a family comedy, and targets the large audience that enjoys comedic Christmas movies. Mix in the razor sharp wit of the script, and you've got the critics on your side, too. Since 1995, the comedy genre has garnered a 21.1% share of gross receipts, second only to the adventure genre. *I'll Be Next Door For Christmas* also has a strong romantic comedy element, and that genre accounts for an additional 5% annualized share of box office since 1995.

PG-13 Rating — it defines the Family Film

PG-13 rated films now define the Family Film genre. Year after year, PG-13 rated films (like *I'll Be Next Door For Christmas*) appeal to the widest possible market. In 2014, PG-13 films accounted for $5.2 billion , 51.2% of the box office, far ahead of PG (18.2%) and R (27.5%) rated films. 14 of the top 25 highest earning movies in 2014 were rated PG-13.

Fox distribution chief Chris Aronson observed in *Deadline Hollywood (January, 2015)*: **"What's amazing is how PG-13 is now the four-quadrant family film."**

Christmas Movies

From *It's a Wonderful Life* and *Miracle on 34th Street* to *A Christmas Story, Christmas Vacation, The Santa Clause, Elf,* and *Four Christmases,* audiences love their Christmas movies. Since the major studios rarely make them now, independent filmmakers have filled the void, to their profit. And these Christmas films play seasonally year after year, providing a revenue stream decade after decade.

I'll Be Next Door For Christmas was written specifically to appeal to these audiences, and to target the holiday movie market.

Distribution

The 21st century is an advantageous time to be in the independent film business due to the modern disintermediation model. We will strike a deal for international distribution (offers in the $200-$300k range have already been received), but retain all rights in North America. **The ability to cut out the middleman in the marketplace** means the film can be sold directly to consumers in North America via extremely profitable avenues such as iTunes, Google Play, Hulu, Amazon, cable Video-On-Demand, etc., while simultaneously releasing it in select theatres. After several years in those distribution avenues, the film will then be licensed to basic cable, pay cable, broadcast TV, airlines, cruise ships, Netflix, etc., providing an income stream for decades to come.

Additionally, **this distribution method provides transparency to the profit participants**, as they can go to the company website and see exactly how many units have been sold, therefore allowing them to calculate the profits that are due them. The company is very excited about having a high level of transparency such has rarely been seen in the motion picture industry.

And in addition to selling DVDs and Blu-Rays of the title, (a $5.49 billion industry in 2016), *I'll Be Next Door For Christmas* has promising merchandising potential. Marketable products include T-shirts, hats, iPad covers, mugs, etc.

Investment Opportunity

The investment is structured as a revenue share, with the investors receiving 100% of all gross adjusted profits until they have recouped 115% of their investment, thereafter the profits will be split 50/50 between investors and producers in perpetuity.

While investors may eventually sell their Revenue Participation Rights according to SEC regulations regarding these types of shares, the advantage to this type of investment is that it is geared towards income for the investor, so they needn't wait for an exit in order to profit from the investment.